================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of _February, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.

                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant

1.      Press Release of the Registrant dated February 21, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         GRUPO IUSACELL, S.A. DE C.V.

Date: February 21, 2004                          /s/ Fernando Cabrera
                                                 -------------------------------
                                         Name:   Fernando Cabrera
                                         Title:  Attorney in fact

                                                 /s/ Jose Luis Riera
                                                 -------------------------------
                                         Name:   Jose Luis Riera
                                         Title:  Attorney in fact

                                                               INVESTOR CONTACTS
[LOGO OF IUSACELL]
PENSAMOS EN TI                                                Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                       5109-5927

                                                              J. Victor Ferrer V
                                                                 Finance Manager
                                                                       5109-5927
                                                         vferrer@iusacell.com.mx

FOURTH QUARTER 2004 RESULTS

MEXICO CITY, February 18, 2004 - Grupo Iusacell, S.A. de C.V. (NYSE: CEL) (BMV:
CEL) (Iusacell or the Company) today announced unaudited financial results for the fourth quarter 2004/1/.

Grupo Iusacell recorded a 6% growth in revenue to Ps$1,422 million for the fourth quarter of 2004, compared to Ps$1,343 million for the same period in 2003. For the year 2004, the Company recorded a 9% revenue growth to Ps$5,431 million, compared to Ps$4,984 million for the previous year.

Operating income before depreciation and amortization decreased to Ps$43 million for the fourth quarter 2004 from Ps$91 million for the corresponding 2003 period. However, Iusacell increased operating income before depreciation and amortization to Ps$654 million in the year 2004, representing an increase of Ps$95 million over 2003. This reduced the fourth quarter's net loss to Ps$363 million compared to a Ps1,386-million net loss in the fourth quarter of 2003, and also reduced the year's net loss to Ps$1,989 million, compared to a Ps$4,953 million net loss reported for 2003.

Grupo Iusacell ended the year with a subscriber base of 1.46 million, up 15% from 2003.

Highlights:

Million of Pesos/1/, except percentages

                                     4Q          4Q        Change       12M        12M        Change
                                    2003        2004         %          2003       2004         %
                                   ------      ------     --------    -------     ------     --------
Revenue                             1,343       1,422            6%     4,984       5,431           9%

Total Cost                            732         883           21%     2,523       3,216          27%

Operating Expenses                    520         496           -5%     1,904       1,561         -18%

Operating Income before
depreciation and amortization          91          43          -53%       558         654          17%

Income (loss) Net                  (1,386)       (363)         -74%    (4,953)     (1,989)        -60%

/1/  Constant December 31,2004 pesos.

----------
/1/ Unless otherwise noted, all monetary figures are expressed in Mexican pesos as of December 31, 2004 in accordance to Mexican GAAP. The symbols "Ps$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

Revenues for the fourth quarter 2004 increased 6% to Ps$1,422 million, from Ps$1,343 million for the same period in 2003. For the year 2004, revenues increased 9% to Ps$5,431 million, from Ps$4,984 million in 2003, mainly reflecting an increase in service revenues as a result of (1) an increase in postpaid revenues, (2) an increase in airtime sales, (3) a higher subscriber base and (4) an increase in telephone sales.

During the fourth quarter 2004, total costs increased 21% to Ps$883 million as compared to Ps$732 million during the same period the previous year. For the year, total costs increased 27% over 2003. The increase resulted mainly from (1) a higher subsidy for terminals, (2) cost increase associated with larger gross additions and (3) the obsolescence of certain telephone models which, according to company policies, were charged to results of operations.

For the fourth quarter of 2004, operating expenses reached Ps$496 million, which was 5% lower than the Ps$520 million recorded for the fourth quarter 2003. For the full year 2004, the Company reported an 18% decrease to Ps$1,561 million, as compared to Ps$1,904 million in 2003.

Iusacell reported operating income before depreciation and amortization of Ps$43 million for the fourth quarter of 2004, a 53% reduction over Ps$91 million for the corresponding quarter in 2003, mainly as a result of a quarterly increase in sales costs and a reduction in handset revenues and tower sales. In spite of this, however, the Company ended 2004 with operating income before depreciation and amortization of Ps$654 million, up 17% from the Ps$558 million recorded for 2003.

Quarterly net loss fell to Ps$363 million as compared to a Ps$1,386 million loss in the corresponding quarter in 2003. For the year, the Company reported a 60% reduction in net loss, going from Ps$4,953 million in 2003 to Ps$1,989 million in 2004.

In the last quarter of 2004, the Company invested approximately US$9 million. Combined with US$31 million invested in previous quarters, Iusacell invested a total of approximately US$40 million in 2004, which mainly went toward expanding the capacity and coverage area of Iusacell's 3G network.

RECENT EVENTS

NATIONWIDE LAUNCH OF PUSH TO TALK (PTT)
As announced in the third quarter of 2004, Iusacell launched the RADIO PLUS service, better known as Push to Talk or PTT, in Mexico's region 8. However, during the last quarter of 2004, the Company launched this service nationwide, giving customers immediate and unlimited connection to Iusacell coverage areas in radio mode and allowing them to experience direct one-button communication with up to five people at a time, with no long-distance or roaming charges.

TOWER SALES
During the fourth quarter of 2004, the Company sold and leased back 29 towers to MATC, for approximately Ps$67 million in net revenue, which was completely reinvested in Company operations.

DEBT RESTRUCTURING
The Company continues negotiations with various creditors in an effort to reach a comprehensive debt restructuring agreement in the shortest time possible.

                               * * * * * * * * * *

ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and twelve-month periods ended December 31, 2004, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at December 31, 2004.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                 Change
                                             4Q04                         4Q03                4Q04/4Q03
                                  -------------------------     ------------------------    -----------
ASSETS
Current Assets
Cash and marketable securities          3,953           0.0%         6,116           0.0%         -35.4%
Accounts receivable, net              339,820           3.1%       529,833           4.3%         -35.9%
Related parties                        41,540           0.4%         8,832           0.1%         370.3%
Recoverable taxes and other           314,444           2.9%       368,826           3.0%         -14.7%
Inventories                           329,401           3.0%       269,281           2.2%          22.3%
TOTAL CURRENT ASSETS                1,029,158           9.4%     1,182,888           9.5%         -13.0%

Property and equipment, net         7,072,180          64.4%     8,088,115          65.0%         -12.6%
Excess of cost of investments
in subsidiaries over book
value, net                          1,796,320          16.4%     2,011,327          16.2%         -10.7%
Other assets                        1,076,618           9.8%     1,152,976           9.3%          -6.6%
TOTAL ASSETS                       10,974,276         100.0%    12,435,306         100.0%         -11.7%

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current Liabilities
Accrued liabilities                 2,556,495          23.3%     1,548,634          12.5%          65.1%
Related parties                       371,397           3.4%       103,228           0.8%         259.8%
Accounts payable                      336,086           3.1%       472,979           3.8%         -28.9%
Short-term debt                     8,833,814          80.5%     9,358,960          75.3%          -5.6%
TOTAL CURRENT LIABILITIES          12,097,792         110.2%    11,483,801          92.3%           5.3%

Non-current liabilities                25,196           0.2%        98,110           0.8%         -74.3%
TOTAL LIABILITIES                  12,122,988         110.5%    11,581,911          93.1%           4.7%

Minority interest                     -69,546          -0.6%       -50,532          -0.4%          37.6%
Shareholders' Equity
Capital stock                       7,815,072          71.2%     7,809,003          62.8%           0.1%
Legal reserve                          21,947           0.2%        21,947           0.2%           0.0%
Capital contributions               1,536,698          14.0%     1,536,698          12.4%           0.0%
Net loss                           -1,989,162         -18.1%    -4,953,125         -39.8%         -59.8%

Accumulated earnings from prior
years                              -8,691,372         -79.2%    -3,738,247         -30.1%        -132.5%
Excess from restatement of
shareholders' equity                  227,651           2.1%       227,651           1.8%           0.0%

TOTAL SHAREHOLDERS' EQUITY         -1,079,166          -9.8%       903,927           7.3%        -219.4%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY               10,974,276         100.0%    12,435,306         100.0%         -11.7%

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                           Change
                                                      4Q04                        4Q03                  4Q04/4Q03
                                            -------------------------    -------------------------    -----------
REVENUE
Service                                       1,276,800          89.8%     1,027,966          76.6%          24.2%
Equipment sales and other                       144,787          10.2%       314,785          23.4%         -54.0%
TOTAL REVENUE                                 1,421,587         100.0%     1,342,751         100.0%           5.9%

Cost of services                                479,662          33.7%       423,504          31.5%          13.3%
Other costs                                     403,199          28.4%       308,365          23.0%          30.8%
TOTAL COSTS                                     882,861          62.1%       731,869          54.5%          20.6%

GROSS MARGIN                                    538,726          37.9%       610,882          45.5%         -11.8%

Sales & Advertising expenses                    421,535          29.7%       449,080          33.4%          -6.1%
General and administrative expenses             141,266           9.9%       164,200          12.2%         -14.0%
Other income                                    -66,841          -4.7%       -93,152          -6.9%         -28.2%
TOTAL OPERATING EXPENSES                        495,960          34.9%       520,128          38.7%          -4.6%

EBITDA                                           42,766           3.0%        90,754           6.8%         -52.9%

Depreciation and amortization                   454,084          31.9%       519,797          38.7%         -12.6%
OPERATING LOSS                                 -411,318         -28.9%      -429,043         -32.0%          -4.1%

Other (income) expense                           16,871           1.2%       204,251          15.2%         -91.7%

Interest expense, net                           289,385          20.4%       258,394          19.2%          12.0%
Foreign exchange loss (gain)                   -230,569         -16.2%       195,410          14.6%        -218.0%
Monetary gain                                  -125,021          -8.8%      -168,094         -12.5%         -25.6%
INTEGRAL FINANCING COST                         -66,205          -4.7%       285,710          21.3%        -123.2%
LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                  -361,984         -25.5%      -919,004         -68.4%         -60.6%

Equity in income (losses) of subsidiaries        13,244           0.9%           -85           0.0%             -
Taxes                                           -15,217          -1.1%        42,606           3.2%        -135.7%
Extraordinary items                               5,784           0.4%       425,704          31.7%         -98.6%

NET LOSS BEFORE
MINORITY INTEREST                              -365,795         -25.7%    -1,387,229        -103.3%         -73.6%
Minority interest                                -3,180          -0.2%        -1,299          -0.1%         144.8%
NET LOSS                                       -362,615         -25.5%    -1,385,930        -103.2%         -73.8%

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2004 WITH TWELVE MONTHS 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                           Change
                                                     12M 2004                     12M 2003              2004/2003
                                            -------------------------    -------------------------    -----------
REVENUE
Service                                       4,780,562          88.0%     4,406,851          88.4%           8.5%
Equipment sales and other                       650,835          12.0%       577,605          11.6%          12.7%
TOTAL REVENUE                                 5,431,397         100.0%     4,984,456         100.0%           9.0%

Cost of services                              1,847,255          34.0%     1,576,426          31.6%          17.2%
Other costs                                   1,369,125          25.2%       946,306          19.0%          44.7%
TOTAL COSTS                                   3,216,380          59.2%     2,522,732          50.6%          27.5%

GROSS MARGIN                                  2,215,017          40.8%     2,461,724          49.4%         -10.0%

Sales & Advertising expenses                  1,338,171          24.6%     1,380,640          27.7%          -3.1%
General and administrative expenses             431,014           7.9%       616,023          12.4%         -30.0%

Other income                                   -207,929          -3.8%       -93,152          -1.9%         123.2%
TOTAL OPERATING EXPENSES                      1,561,256          28.7%     1,903,511          38.2%         -18.0%

EBITDA                                          653,761          12.0%       558,213          11.2%          17.1%

Depreciation and amortization                 1,961,564          36.1%     2,164,574          43.4%          -9.4%
OPERATING LOSS                               -1,307,803         -24.1%    -1,606,361         -32.2%         -18.6%

Other (income) expense                           11,214           0.2%       659,122          13.2%         -98.3%

Interest expense, net                         1,082,834          19.9%     1,018,361          20.4%           6.3%
Foreign exchange loss (gain)                    -69,718          -1.3%       783,152          15.7%        -108.9%
Monetary gain                                  -466,139          -8.6%      -369,071          -7.4%          26.3%
INTEGRAL FINANCING COST                         546,977          10.1%     1,432,442          28.7%         -61.8%
LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                -1,865,994         -34.4%    -3,697,925         -74.2%         -49.5%

Equity in income (losses) of subsidiaries        13,317           0.2%        18,455           0.4%         -27.8%
Taxes                                           155,499           2.9%       326,486           6.6%         -52.4%
Extraordinary items                             -40,377          -0.7%       777,839          15.6%        -105.2%
Effect of accounting policy change                    0           0.0%       167,277           3.4%        -100.0%

NET LOSS BEFORE
MINORITY INTEREST                            -1,994,433         -36.7%    -4,987,982        -100.1%         -60.0%
Minority interest                                -5,271          -0.1%       -34,857          -0.7%         -84.9%
NET LOSS                                     -1,989,162         -36.6%    -4,953,125         -99.4%         -59.8%

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                        Change
                                               4Q04                           4Q03                   4Q04/4Q03
                                    ---------------------------    ---------------------------    ------------
ASSETS
CURRENT ASSETS
Cash and marketable securities             2,190            0.0%          4,373            0.0%          -49.9%
Accounts receivable, net                 330,452            3.3%        524,677            4.8%          -37.0%

Related parties                          347,490            3.5%         79,621            0.7%          336.4%
Recoverable taxes and other              260,274            2.6%        371,891            3.4%          -30.0%
Inventories                              329,401            3.3%        269,281            2.4%           22.3%
TOTAL CURRENT ASSETS                   1,269,807           12.7%      1,249,843           11.3%            1.6%

Property and equipment, net            6,400,120           64.2%      7,264,895           65.9%          -11.9%
Excess of cost of investments in
subsidiaries over book value, net      1,612,902           16.2%      1,815,799           16.5%          -11.2%
Other assets                             686,806            6.9%        690,882            6.3%           -0.6%
TOTAL ASSETS                           9,969,635          100.0%     11,021,419          100.0%           -9.5%

LIABILITIES AND SHAREHOLDERS'
EQUITY
CURRENT LIABILITIES
Accrued liabilities                    1,100,370           11.0%        673,354            6.1%           63.4%
Related parties                          372,456            3.7%        103,442            0.9%          260.1%
Accounts payable                         317,398            3.2%        379,668            3.4%          -16.4%
Short-term debt                        4,634,179           46.5%      4,909,669           44.5%           -5.6%
TOTAL CURRENT LIABILITIES              6,424,403           64.4%      6,066,133           55.0%            5.9%

Non-current liabilities                      479            0.0%            688            0.0%          -30.4%
TOTAL LIABILITIES                      6,424,882           64.4%      6,066,821           55.0%            5.9%

MINORITY INTEREST                        -69,546           -0.7%        -81,965            0.0%          -15.2%

SHAREHOLDERS'EQUITY
Capital stock                         17,418,127          174.7%     17,418,127          158.0%            0.0%
Legal reserve                             31,015            0.3%         31,015            0.3%            0.0%
Capital contributions                    107,322            1.1%        107,322            1.0%            0.0%
Net loss                              -1,422,264          -14.3%     -3,499,989          -31.8%          -59.4%

Accumulated earnings from prior
years                                -11,751,381         -117.9%     -8,251,392          -74.9%           42.4%
Excess from restatement of
shareholders' equity                    -768,520           -7.7%       -768,520           -7.0%            0.0%

TOTAL SHAREHOLDERS'EQUITY              3,614,299           36.3%      5,036,563           45.7%          -28.2%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                   9,969,635          100.0%     11,021,419          100.0%           -9.5%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                        Change
                                               4Q04                           4Q03                   4Q04/4Q03
                                    ---------------------------    ---------------------------    ------------
REVENUE
Service                                1,372,079           90.5%      1,037,351           76.8%           32.3%
Equipment sales and other                144,273            9.5%        314,238           23.2%          -54.1%
TOTAL REVENUE                          1,516,352          100.0%      1,351,589          100.0%           12.2%

Cost of services                         524,713           34.6%        450,145           33.3%           16.6%
Other costs                              403,199           26.6%        308,365           22.8%           30.8%
TOTAL COSTS                              927,912           61.2%        758,510           56.1%           22.3%

GROSS MARGIN                             588,440           38.8%        593,079           43.9%           -0.8%

Sales & Advertising expenses             421,400           27.8%        436,881           32.3%           -3.5%
General and administrative
expenses                                 134,414            8.9%        168,650           12.5%          -20.3%
Other income                                            -62,942            -4.2%       -90,447            -6.7%
TOTAL OPERATING EXPENSES                 492,872           32.5%        515,084           38.1%           -4.3%

EBITDA                                    95,568            6.3%         77,995            5.8%           22.5%

Depreciation and amortization            415,278           27.4%        480,963           35.6%          -13.7%
OPERATING LOSS                          -319,710          -21.1%       -402,968          -29.8%          -20.7%

Other (income) expense                   -37,809           -2.5%        207,720           15.4%         -118.2%

Interest expense, net                    134,067            8.8%         94,344            7.0%           42.1%
Foreign exchange loss (gain)            -115,832           -7.6%         98,860            7.3%         -217.2%
Monetary gain                             -7,309           -0.5%        -78,896           -5.8%          -90.7%
INTEGRAL FINANCING COST                   10,926            0.7%        114,308            8.5%          -90.4%
INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST           -292,827          -19.3%       -724,996          -53.6%          -59.6%

Equity in losses of subsidiaries          13,245            0.9%            611            0.0%         2067.8%
Taxes                                    -19,063           -1.3%         37,408            2.8%         -151.0%
Extraordinary items                            -            0.0%        425,704           31.5%         -100.0%

NET LOSS BEFORE
MINORITY INTEREST                       -287,009          -18.9%     -1,188,719          -87.9%          -75.9%
Minority interest                         -3,180           -0.2%           -567            0.0%              -
NET LOSS                                -283,829          -18.7%     -1,188,152          -87.9%          -76.1%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2004 WITH TWELVE MONTHS 2003
(Figures in thousands of constant December 31, 2004 pesos)

                                                                                                        Change
                                             12M 2004                       12M 2003                2004 /2003
                                    ---------------------------    ---------------------------    ------------
REVENUE
Service                                4,973,746           88.5%      4,436,157           88.5%           12.1%
Equipment sales and other                649,148           11.5%        574,229           11.5%           13.0%
TOTAL REVENUE                          5,622,894          100.0%      5,010,386          100.0%           12.2%

Cost of services                       1,955,137           34.8%      1,610,232           32.1%           21.4%
Other costs                            1,369,125           24.3%        946,306           18.9%           44.7%
TOTAL COSTS                            3,324,262           59.1%      2,556,538           51.0%           30.0%

GROSS MARGIN                           2,298,632           40.9%      2,453,848           49.0%           -6.3%

Sales & Advertising expenses           1,334,868           23.7%      1,368,600           27.3%           -2.5%
General and administrative
expenses                                 408,958            7.3%        597,900           11.9%          -31.6%
Other income                                           -175,351            -3.1%       -90,447            -1.8%
TOTAL OPERATING EXPENSES               1,568,475           27.9%      1,876,053           37.4%          -16.4%

EBITDA                                   730,157           13.0%        577,795           11.5%           26.4%

Depreciation and amortization          1,802,859           32.1%      2,055,083           41.0%          -12.3%
OPERATING LOSS                        -1,072,702          -19.1%     -1,477,288          -29.5%          -27.4%

Other (income) expense                   -40,701           -0.7%        323,103            6.4%         -112.6%

Interest expense, net                    447,435            8.0%        378,279            7.5%           18.3%
Foreign exchange loss (gain)             -29,922           -0.5%        406,912            8.1%         -107.4%
Monetary gain                           -170,219           -3.0%       -174,229           -3.5%           -2.3%
INTEGRAL FINANCING COST                  247,294            4.4%        610,962           12.2%          -59.5%
INCOME (LOSS) BEFORE TAXES AND

STATUTORY PROFIT SHARING COST         -1,279,295          -22.8%     -2,411,353          -48.1%          -46.9%

Equity in losses of subsidiaries          13,318            0.2%         18,455            0.4%          -27.8%
Taxes                                    134,922            2.4%        280,883            5.6%          -52.0%
Extraordinary items                            0            0.0%        640,917           12.8%         -100.0%
Effect of accounting policy change             0            0.0%        167,277            3.3%         -100.0%

NET LOSS BEFORE

MINORITY INTEREST                     -1,427,535          -25.4%     -3,518,885          -70.2%          -59.4%
Minority interest                         -5,271           -0.1%        -18,896           -0.4%          -72.1%
NET LOSS                              -1,422,264          -25.3%     -3,499,989          -69.9%          -59.4%

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